Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-194069



FORD INTEREST ADVANTAGE

A convenient investment with Ford Credit

1.10%
Over $50,000

1.05%
$15,000 to $50,000

1.00%
Under $15,000

Rates as of 4/21/14; see fordcredit.com/FIA for current rates.

Ford Interest Advantage is an opportunity for you to invest funds directly with Ford Credit. With Ford Interest Advantage, you can enjoy competitive rates and convenient online access to your funds at any time.

Ford Interest Advantage offers many benefits across all investment levels, including:

 Investments that are redeemable by you at any time

 Free checks and unlimited check writing

 On-the-go investments with our mobile app*

 Convenient online management, eStatements and alerts

Getting started with your investment is easy. Call 1-800-462-2614 or visit **fordcredit.com/FIA** to read the prospectus, view rates, see our full list of benefits and more.

Important Investor Information

The Notes issued under the Ford Interest Advantage Program are unsecured debt obligations of Ford Motor Credit Company LLC. They are not guaranteed by Ford Motor Company, they are not insured by the Federal Deposit Insurance Corporation and they do not constitute a bank account. Ford Interest Advantage is not a money market mutual fund. As an investment in the debt of one company (Ford Credit), the Notes do not meet the diversification or investment quality standards for money market funds set forth in the Investment Company Act of 1940.

The Notes available through Ford Interest Advantage are issued by Ford Motor Credit Company and are offered only in the United States. This does not constitute an offer to sell or a solicitation to invest in the Notes in any jurisdiction in which such offer or solicitation is not authorized, or to any person to whom it is unlawful to make such offer or solicitation in any such jurisdiction. U.S. citizens and resident aliens with U.S. Taxpayer ID (e.g. Social Security number) may apply.

Ford Credit has filed a registration statement (including a prospectus) with the Securities and Exchange Commission relating to the offering of Ford Interest Advantage Notes. Before you invest, you should read the prospectus in the Registration Statement and the other documents Ford Credit has filed with the SEC for more complete information about Ford Credit and the Ford Interest Advantage Note Program. The documents can be obtained free of charge through EDGAR on the SEC website at www.sec.gov. Alternatively, Ford Credit will send you a prospectus upon request by calling 1-800-462-2614.

*Message and data rates may apply.